ASANKO GOLD SENIOR MANAGEMENT APPOINTMENTS

Vancouver, British Columbia, November 7, 2018 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) is pleased to announce Rob Slater’s new role as Executive Vice President of Strategy and the appointment of Dr. Andrew J. Ramcharan (PhD, P.Eng, FAusIMM) as Senior Vice President of Corporate Development and Investor Relations and member of the Asanko Executive Committee, effective immediately.

Dr. Andrew J. Ramcharan joins Asanko from Sprott Resources where he was Managing Director of Project Evaluation for both debt and equity sides. He has over 18 years’ experience in operations, project evaluation, mergers and acquisitions, corporate development, project finance and investor relations. During his career, Andrew has worked for a number of well-respected companies including IAMGOLD Corporation and Resource Capital Funds. He holds a B.Eng degree in Mining Engineering, and a Master’s and Ph.D degree in Mining and Minerals Economics.

Dr. Ramcharan is also a Registered Member of The Society for Mining, Metallurgy and Exploration (SME) in USA, Licensed Professional Engineer in Ontario, Canada and Fellow of The Australasian Institute of Mining and Metallurgy. Dr. Ramcharan is a graduate of the Colorado School of Mines, University of Leoben and completed Harvard University’s Continuing Education program.

Commenting on the appointments, Peter Breese, President & CEO, said “With the Gold Fields Joint Venture transaction now completed, it’s the appropriate time to realign our management team accordingly. As Asanko’s lead representative, Rob will focus on managing the Joint Venture structures as well as our corporate strategy, and I am delighted to welcome Andrew to the team to lead our corporate development and investor relations initiatives. Andrew brings a unique combination of experience, sound technical knowledge and capital markets expertise to Asanko.”

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck – Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Andrew J. Ramcharan – SVP, Corporate Development and Investor Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +1 647 309 5130
Email: andrew.ramcharan@asanko.com

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About Asanko Gold Inc.
Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project, located in Ghana, West Africa, is the jointly owned Asanko Gold Mine with Gold Fields Ltd, which Asanko manages and operates. Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

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